Exhibit 1

 ASX ANNOUNCEMENT 30 April 2019 WESTPAC 1H19 ACCOUNTING PROVISIONS FOR AUTHORISED REPRESENTATIVES Westpac today provided an update on accounting provisions for remediation associated with authorised representatives in relation to certain ongoing advice service fees. This follows its 25 March 2019 ASX announcement on remediation provisions, where it announced an increase in provisions for its salaried planners and indicated that assessments were underway in relation to authorised representatives. Authorised representatives are advisors who maintain direct relationships with their customers for financial planning services, while operating under the Magnitude and Securitor1 advice licenses. These advisors received ongoing advice service fees from their customers of approximately $966 million between 2008 and 2018. Based on the information currently available, Westpac today said that its cash earnings in First Half 2019 will be reduced by $357 million for accounting provisions associated with this matter. The $510 million provision (pre-tax) is based on a range of accounting assumptions relating to potential payments of $297 million (pre-tax), interest costs of $138 million (pre-tax) and $75 million (pre-tax) in remediation program costs. That part of the current estimated provision which relates to potential payments represents around 31% of the ongoing advice service fees collected over the period which compares to 28% estimated for salaried planners. Westpac will continue to work with current and prior authorised representatives and their customers to determine where a payment should be provided. The final cost of remediation will not be known until all relevant information is available and payments have been made. We are yet to finalise our remediation approach which may change following industry and regulator discussions. This may alter the estimates used in determining this provision. Westpac CEO Mr Brian Hartzer said: “While it is disappointing that we have needed to make these provisions, I said at the end of last year that our priority was to deal with any outstanding issues and process payments as quickly as possible. “As part of our ‘get it right put it right’ initiative we are fixing issues and are determined to ensure that they don’t reoccur.” 1 Magnitude Group Pty Ltd and Securitor Financial Group Ltd are wholly owned subsidiaries of Westpac Financial Services Group Limited.

The total impact on cash earnings in First Half 2019 associated with provisions for customer remediation programs is $617 million (pre-tax $896 million).

The table below summarises the impact for the First Half 2019 of significant provisions for estimated customer refunds, payments and costs, as well as provisions following the reset of the Group's wealth businesses announced on 19 March 2019.

Significant provisions to be included in Westpac's 1H19 result ($m)	Consumer Bank Remediation	Business Bank Remediation	BT Financial Group		Total
			Remediation	Wealth reset	
Net interest income	(47)	(161)	(4)	0	(212)
Non - interest income	0	(13)	(587)	0	(600)
Net operating income	(47)	(174)	(591)	0	(812)
Expenses	31	(14)	(101)	(190)	(274)
Core earnings	(16)	(188)	(692)	(190)	(1,086)
Tax	14	57	208	54	333
Cash earnings / net profit	(2)	(131)	(484)	(136)	(753)

Westpac is scheduled to release its First Half 2019 financial results on 6 May 2019.

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